UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-34984

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First Majestic Silver Corp.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800 Vancouver, B.C. V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [           ]    Form 40-F [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

EXPLANATORY NOTE

This Report on Form 6-K is being filed solely because the exhibit hereto has been requested by the British Columbia Securities Commission to be filed in Canada under First Majestic’s profile on SEDAR (which is the Canadian equivalent of EDGAR).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description

99.1	News Release dated March 19, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

Date: March 19, 2019
By: /s/ Connie Lillico
Name: Connie Lillico
Title: Corporate Secretary